

November 26, 2019

Chris Payne
Chief Financial Officer
F45 Training Holdings Inc.
236 California Street
El Segundo, California 90245

> **Re: F45 Training Holdings Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted November 15, 2019**
> **CIK 0001788717**

Dear Mr. Payne:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 15, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 88

1. Please tell us your consideration of disclosing the amount of cash and cash equivalents held by foreign subsidiaries; a statement that you will need to accrue and pay taxes if repatriated; and a statement, if true, that you do not intend to repatriate the funds. If there are no tax consequences to the repatriation of foreign earnings, please supplementally explain the reasons and provide summary disclosure conveying this fact in the financial statements.

Contractual Obligations and Commitments, page 89

2.   Please revise to discuss or reference to a discussion of any contractual obligations under your Term Facility and Revolving Facility.

Audited Financial Statements
Note 6. Income Taxes, page F-18

3.   We reviewed the revision made in response to comment 17 labeling the line item ASC 740-10. This reference does not adequately describe the nature of the tax item as it is very broad. Please revise to include language that specifically describes the nature of the line item.

Unaudited Condensed Consolidated Financial Statements
Note 11. Stock-Based Compensation, page F-44

4.   Reference is made to your disclosure on page F-45 that states, "In the event that a performance condition were achieved and the Company did not reach a prescribed company equity value threshold, the grant date fair value of all of the *vested* restricted stock units will be recognized as of the date of the achievement of the performance condition as long as Mr. Wahlberg renders the requisite service under the terms of the promotional agreement." Please tell us whether these restricted stock units will *vest* in this event regardless of meeting the market conditions. If not, please revise your disclosure to clarify when the restricted stock units will *vest* and when compensation expense will be recognized. Please also tell us what consideration you gave to the March 15, 2019 sale of preferred stock at $10 per share when determining the fair value the restricted stock units. Lastly, please disclose a description of the method and significant assumptions used to estimate fair value. Refer to ASC 718-10-50.

Note 12. Basic and Diluted Earnings Per Share, page F-46

5.   Please tell us why you reflect the issuance of common stock upon the vesting and settlement of restricted stock units in your calculation of pro forma basic and diluted loss per share. Please also explain to us in detail how you plan to calculate the number of shares.

You may contact Adam Phippen at 202-551-3336 or Jim Allegretto at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services